Exhibit 99.1 Press release

Quarterhill Announces Election of Directors

Kitchener, Canada – June 13, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced that all of management’s nominees listed in its May 10, 2019 management information circular were elected as directors of the Company at Quarterhill’s June 12, 2019 annual shareholders’ meeting (the “Meeting”). Details of the results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Roxanne Anderson	31,280,675	96.59%	1,104,174	3.41%
John Kendall Gillberry	27,880,960	86.09%	4,503,889	13.91%
Ron Laurie	31,246,801	96.49%	1,138,048	3.51%
W. Paul McCarten	29,281,976	90.42%	3,102,873	9.58%
Douglas Parker	31,656,152	97.75%	728,697	2.25%
Richard J. Shorkey	31,225,388	96.42%	1,159,461	3.58%
James Douglas Skippen	29,554,398	91.26%	2,830,451	8.74%

Quarterhill also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors at the Meeting.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Shaun McEwan	Dave Mason
Chief Financial Officer	Investor Relations
T : 613.688.4898	T : 613.688.1693
E : smcewan@quarterhill.com	E : ir@quarterhill.com

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